Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

03 NOV -3 AM 7:21

Ferreyros

SUPPL

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

03037118

Lima, October 30th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached Ferreyros Financial Statements as of September 30st, 2003, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

03 NOV -3 AM 7:21

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de septiembre del 2003. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2003

(Lima, Perú, 30 de octubre del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-09-03 ascendieron a S/. 521.9 millones, en comparación con S/. 513.2 del mismo período del año anterior, un incremento de 1.7%.

El resultado neto al 30-09-03 arrojó una utilidad neta de S/. 16.0 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 8.5 millones, un incremento de 88.7%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del tercer trimestre del 2003 ascendieron a S/. 162.6 millones, en comparación con S/.157.9 millones del tercer trimestre del 2002, un incremento de 3.0%.

En conjunto, las ventas de productos principales (máquinas Caterpillar, motores Caterpillar, equipos agrícolas y automotriz) y de alquiler de equipos fueron inferiores a las del tercer trimestre del 2002 en 27.9%. Esta disminución se explica, principalmente, por menores ventas de equipos Caterpillar a la gran minería (en el tercer trimestre del 2003 dichas ventas ascendieron a S/. 3.1 millones, en comparación de S/. 13.0 millones del mismo período del año anterior). Sin embargo, la disminución de las ventas de máquinas Caterpillar a la gran minería fue compensada con un aumento de 15.5% de las ventas de repuestos y servicios, las cuales fueron efectuadas, en su mayor parte, a dicho sector económico.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD BRUTA.- La utilidad bruta del tercer trimestre del 2003 ascendió a S/. 40.5 millones (24.9 % de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 44.1 millones (27.9% de las ventas netas), una disminución de 8.2%, debido, principalmente, a que el margen bruto porcentual obtenido en la venta de repuestos Caterpillar en el tercer trimestre del 2003 fue menor que el obtenido en el mismo período del año anterior, como consecuencia de un aumento importante de las ventas a la gran minería, las cuales, por ser operaciones de gran volumen, tienen márgenes bastante menores que las efectuadas a clientes de otros sectores económicos. En el tercer trimestre del 2002, las ventas de repuestos Caterpillar a clientes de otros sectores económicos tuvo una mayor incidencia en la venta total de la Compañía.

OTROS INGRESOS DE OPERACIÓN.- En el tercer trimestre del 2002 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el tercer trimestre del 2003 no se registraron ingresos por este concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración en el tercer trimestre del 2003 ascendieron a S/. 28.4 millones en comparación con S/. 26.8 millones del mismo período del año anterior, un incremento de 6 %, debido a lo siguiente:

a) A un aumento de sueldos y jornales otorgado a los trabajadores de la Compañía a partir del mes de julio, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación monetaria de los últimos cinco años.
b) A un aumento de los gastos de apoyo "in situ" a las empresas de la gran minería, con la finalidad de promover mayores ventas de repuestos y servicios.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del tercer trimestre del 2003 ascendieron a S/. 3.8 millones en comparación con S/. 5.3 millones del mismo período del año anterior, una reducción de 27.5 %, debido, principalmente, a una disminución de intereses de ventas a plazo por S/. 1.5 millones, como consecuencia de una reducción de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Compañía ha endurecido los requisitos para el otorgamiento de crédito a los clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar. La disminución de los ingresos financieros en el presente ejercicio se compensará en años futuros con un menor gasto por provisión para cuentas de cobranza dudosa.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.8 millones en el tercer trimestre del 2003 en comparación con S/.11.2 millones

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

del mismo período del año anterior, una disminución de 30.1%, debido a: i) una disminución de los pasivos por S/. 101.8 millones (el pasivo promedio en el tercer trimestre del 2003 fue de S/ 462.7 millones, en comparación con S/.564.5 millones del mismo período del año anterior), ii) una disminución de las tasas de interés tanto en el mercado financiero nacional como internacional.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de las subsidiarias de la Compañía, reconocidas por el método de participación patrimonial. Los ingresos por este concepto registrados en el tercer trimestre del 2003 ascendieron a S/. 2.2 millones, en comparación con S/.0.5 millones del mismo período del año anterior.

OTROS INGRESOS (EGRESOS).- En el tercer trimestre del 2003, en este rubro se registró un egreso neto de S/. 0.5 millones en comparación con un ingreso neto de S/. 0.4 millones del mismo período del año anterior, una diferencia de S/. 0.9 millones. En el tercer trimestre del 2003, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso por S/. 1.0 millones relacionado con una venta de valores, ii) un ingreso de S/. 0.2 millones por alquiler de locales, y un ingreso neto de S/. 0.3 por otros conceptos. Por otra parte, en el tercer trimestre del año 2002, se registraron en este rubro, básicamente, las siguientes transacciones: i) un ingreso de S/. 0.3 millones por alquiler de locales, y ii) un ingreso neto de S/. 0.1 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el tercer trimestre del 2003, el REI dió una utilidad de S/. 0.4 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 9.1 millones. La utilidad por REI del tercer trimestre del año 2003 se explica por un aumento del valor de los activos no monetarios, como consecuencia de una inflación de 0.5%. En dicho período no se registró ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio. La pérdida por REI del segundo trimestre del año 2002 se explica, principalmente, por una devaluación de 3.8%, que generó una pérdida en cambio que no pudo ser compensada con la utilidad obtenida en la actualización de los activos no monetarios, debido a que la inflación fue de solamente 1.7%.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

GASTOS EXTRAORDINARIOS (neto de participaciones e impuesto a la renta).- El importe de S/. 1.5 millones registrado en el tercer trimestre del 2003 incluye una provisión para desvalorización de existencias con más de un año de antigüedad, así como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta, En este último caso la provisión para desvalorización esta constituida por la diferencia entre el costo del equipo registrado en el momento de la venta y su valor de mercado determinado en el momento de la resolución del contrato de compra venta.

UTILIDAD NETA.- La utilidad neta del tercer trimestre del 2003 ascendió a S/. 4.9 millones en comparación con S/. 0.6 millones del mismo período del año anterior, un incremento de 746.0%, debido a una disminución de gastos financieros, incremento de la participación patrimonial en afiliadas, utilidad por REI y menores gastos extraordinarios, lo cual permitió compensar la menor utilidad bruta, los menores ingresos financieros y los mayores gastos de ventas y administración así como incrementar la utilidad neta en S/. 4.4 millones.

ANALISIS DEL BALANCE GENERAL

Al 30-09-03 el total de pasivos ascendió a S/. 475.3 millones en comparación con S/. 452.8 millones al 30-06-03, un incremento de S/. 22.5 millones. Por otra parte, el total de activos al 30-09-03 ascendió a S/. 735.7 millones en comparación con S/. 708.9 al 30-06-03, un aumento neto de S/. 26.8 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento del saldo de caja en S/. 10.2 millones debido a cobranzas de los últimos días del mes de septiembre. Estos fondos han sido utilizados los primeros días del mes de octubre para pagar obligaciones con proveedores e instituciones financieras.

b) Disminución de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 17.4 millones, debido a: i) disminución de S/.16.9 por cuentas por cobrar entregadas en sobrecolateral a un patrimonio fideicometido constituido por la Compañía para titulización de cuentas por cobrar (ver mayor explicación en el siguiente punto); ii) diminución de S/.2.2 millones por aumento de la provisión para cobranza dudosa; y iii) aumento por S/. 1.7 millones por ventas del período.

c) Aumento de Cuentas por Cobrar no Comerciales por S/. 42.6 millones, que se explica por: i) un incremento de S/. 43.0 millones por sobrecolateral entregado a patrimonios fideicometidos constituidos por la Compañía para titulizaciones de cuentas por cobrar; ii) disminución de S/.3.6 en cuentas por cobrar a subsidiarias; y iii) otros aumentos por S/. 2.6 millones. Respecto al punto i), es importante mencionar que el

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

patrimonio fideicometido constituido para la titulización de cuentas por cobrar originadas en ventas de repuestos y servicios, emitió un bono de US$15 millones, que vence el próximo mes de diciembre, y otro de US$4 millones, que vence en el 2005. La Compañía transfiere mensualmente nuevas cuentas por cobrar a este patrimonio y retiene los fondos de la cobranza de las cuentas por cobrar transferidas en el pasado, constituyéndose así un "revolving" de activos titulizados. Según contrato y dado que se acerca la fecha de vencimiento del bono por US$15 millones, la Compañía ha dejado de retener el 100% de los fondos cobrados y viene entregando al patrimonio recursos para constituir un fondo de pago. Al cierre del mes de septiembre, el importe de estas entregas ascendía a US$7.5 millones, lo cual puede considerarse como una amortización de dicho bono. No obstante, la Compañía ha seguido transfiriendo nuevas cuentas por cobrar que podrían ser utilizadas en el futuro para respaldar nuevas emisiones de bonos, incluso las cuentas por cobrar titulizadas han sido incrementadas en US$5 millones en el tercer trimestre del 2003. La diferencia entre las cuentas por cobrar en poder del patrimonio (US$32.3 millones al 30-09-03 y US$28.3 millones al 30-06-03) y el saldo del bono (US$11.5 millones al 30-09-03 y US$19 millones al 30-06-03) constituye un sobrecolateral y se registra como Cuentas por Cobrar no Comerciales.

d) Reducción del Inventarios por S/. 12 millones, que se explica por: a) una disminución de S/. 14.1 por ventas efectuadas en el período; y ii) por un aumento de S/. 2.1 millones por disminución de la provisión para desvalorización de existencias.

e) Incremento neto del Activo Fijo por S/. 2.4 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 9.7 millones por adquisición de equipos de alquiler para renovación de la flota antigua , ii) disminución de S/. 4.3 millones por transferencias de equipos de la flota de alquiler al rubro inventario; iii) una disminución de S/. 3.2 millones por aumento de la depreciación acumulada; y iiii) otros aumentos por S/.0.2 millones.

ENDEUDAMIENTO Y LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-03 es de 1.52, mayor que el ratio corriente de 1.45 al 30-06-03.

El ratio de apalancamiento financiero al 30-09-03 es de 1.72, en comparación con 1.68 al 30-06-03 y 1.92 al 31-12-02. El ligero aumento del ratio de apalancamiento en el tercer trimestre del 2003 de debe a una disminución de la financiación de ciertos activos de la Compañía a través del mecanismo de la titulización.

La conformación de las obligaciones de la Compañía al 30 de septiembre del 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	3T 03	%	2T 03	%	3T 02	%	3T 03/ 2T 03 %	3T 03/ 3T 02 %	Acumulado al 30-9-03	%	Acumulado al 30-9-02	%	Variación %
Ventas Netas	**162,626**	100.0	**201,827**	100.0	**157,936**	100.0	-19.4	3.0	**521,940**	100.0	**513,223**	100.0	1.7
Costo de Ventas	(122,126)	-75.1	(157,051)	-77.8	(113,878)	-72.1	-22.2	7.2	(401,066)	-76.8	(388,307)	-75.7	3.3
Utilidad en ventas	**40,500**	24.9	**44,776**	22.2	**44,057**	27.9	-9.5	-8.1	**120,875**	23.2	**124,916**	24.3	-3.2
Otros ingresos operacionales	0	-	0	-	1,768	1.1	n/a	n/a	1,893	0.4	3,184	0.6	-40.6
Utilidad Bruta	**40,500**	24.9	**44,776**	22.2	**45,825**	29.0	-9.5	-11.6	**122,768**	23.5	**128,101**	25.0	-4.2
Gastos de Venta y Administración	(28,434)	-17.5	(30,789)	-15.3	(26,836)	-17.0	-7.7	6.0	(87,208)	-16.7	(87,024)	-17.0	0.2
Utilidad en operaciones	**12,066**	7.4	**13,987**	6.9	**18,989**	12.0	-13.7	-36.5	**35,560**	6.8	**41,077**	8.0	-13.4
Ingresos Financieros	3,870	2.4	3,413	1.7	5,339	3.4	13.4	-27.5	10,348	2.0	16,008	3.1	-35.4
Gastos Financieros	(7,859)	-4.8	(7,603)	-3.8	(11,236)	-7.1	3.4	-30.1	(23,429)	-4.5	(33,685)	-6.6	-30.4
Participación en los resultados de subsidiarias y afiliadas bajo el método de partcipación patrimonial	2,153	1.3	2,033	1.0	485	0.3	5.9	343.9	5,005	1.0	7,459	1.5	-32.9
Otros Ingresos (Egresos), neto	(519)	-0.3	3,932	1.9	371	0.2	n/a	n/a	3,562	0.7	1,711	0.3	108.2
Utilidad (pérdida) antes de Resultado por exposición a la inflación	**9,711**	6.0	**15,761**	7.8	**13,947**	8.8	-38.4	-30.4	**31,046**	5.9	**32,570**	6.3	-4.7
Ganancia (Pérdida) por Exposición a la Inflación	380	0.2	(84)	-0.0	(9,073)	-5.7	n/a	n/a	6,551	1.3	(16,546)	n/a	n/a
Utilidad (pérdida) antes de Participaciones e Impuesto a la Renta	**10,091**	6.2	**15,677**	7.8	**4,874**	3.1	-35.6	107.0	**37,597**	7.2	**16,023**	3.1	134.6
Participaciones	(840)	-0.5	(1,135)	-0.6	(383)	-0.2	-25.9	119.5	(2,983)	-0.6	(760)	-0.1	292.3
Utilidad (pérdida) antes de Participaciones e Impuesto a la Renta	**9,250**	5.7	**14,542**	7.2	**4,491**	2.8	-36.4	106.0	**34,614**	6.6	**15,263**	3.0	126.8
Impuesto a la Renta	(2,838)	-1.7	(3,827)	-1.9	(1,292)	-0.8	-25.9	119.7	(10,068)	-1.9	(2,565)	-0.5	292.5
Utilidad (pérdida) antes Gastos Extraordinarios	**6,413**	3.9	**10,715**	5.3	**3,200**	2.0	-40.2	100.4	**24,546**	4.7	**12,698**	2.5	93.3
Gastos Extraordinarios	(1,473)	-0.9	(5,639)	-2.8	(2,616)	-1.7	-73.9	-43.7	(8,529)	-1.6	(4,208)	-0.8	102.7
Utilidad (pérdida) neta	**4,940**	3.0	**5,076**	2.5	**584**	0.4	-2.7	746.6	**16,017**	3.1	**8,489**	-0.8	88.7

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A

Ventas netas por Area de Operaciones

(En miles de soles constantes)

	3T 03	%	2T 03	%	3T 02	%	3T 03/ 2T 03 %	3T 03/ 3T 02 %	Acumulado al 30-9-03	%	Acumulado al 30-9-02	%	Variación %
Caterpillar:													
Gran minería	3,194	2.0	37,071	18.4	13,068	8.3	-91.4	-75.6	22,732	4.4	34,514	6.7	-34.1
Otros	7,498	4.6	26,760	13.3	9,995	6.3	-72.0	-25.0	81,655	15.6	78,625	15.3	3.9
	10,692	6.6	63,832	31.6	23,063	14.6	-83.2	-53.6	104,387	20.0	113,139	22.0	-7.7
Equipos	6,765	4.2	6,932	3.4	5,592	3.5	-2.4	21.0	19,949	3.8	22,695	4.4	-12.1
Automotriz	2,066	1.3	2,920	1.4	2,278	1.4	-29.2	-9.3	8,521	1.6	2,884	0.6	195.5
	19,523	12.0	**73,684**	36.5	**30,934**	19.6	-73.5	-36.9	**132,857**	25.5	**138,718**	27.0	-4.2
Repuestos y servicios	129,800	79.8	110,282	54.6	112,401	71.2	17.7	15.5	346,133	66.3	333,527	65.0	3.8
Alquileres	8,454	5.2	9,419	4.7	10,670	6.8	-10.2	-20.8	25,211	4.8	24,713	4.8	2.0
Unidades usadas	4,849	3.0	8,443	4.2	3,931	2.5	-42.6	23.3	17,739	3.4	16,265	3.2	9.1
Total	**162,626**	100.0	**201,827**	100.0	**157,935**	100.0	-19.4	3.0	**521,940**	100.0	**513,223**	100.0	1.7

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-9-2003
Minería	64.3%
Hidrocarburos y petróleo	6.0%
Construccion	5.8%
Agricultura	2.6%
Gobierno	1.2%
Transporte	1.3%
Pesca	3.6%
Otros	15.3%
Total	100.0%

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A.

Datos del Balance General

	30-Sep-03	30-Jun-03	31-Dic-02	Variación % 30-Sep-03 / 30-Jun-02	Variación % 30-Sep-03 / 31-Dic-02
Caja y bancos	31,376	21,123	27,091	48.5	15.8
Cuentas por cobrar comerciales	30,957	48,629	45,955	-36.3	-32.6
Cuentas por cobrar no comerciales	101,579	58,906	50,656	72.4	100.5
Inventarios	197,595	208,990	232,494	-5.5	-15.0
Otros activos corrientes	5,063	6,996	3,236	-27.6	56.5
Activo Corriente	**366,570**	**344,644**	**359,431**	6.4	2.0
Cuentas por cobrar a largo plazo	28,862	27,592	18,028	4.6	60.1
Inmueble, maquinaria y equipo					
Equipo de alquiler	115,508	103,790	96,596	11.3	19.6
Otros activos fijos	250,758	256,898	247,257	-2.4	1.4
	366,266	360,688	343,853	1.5	6.5
Depreciación acumulada	(137,349)	(134,185)	(125,347)	2.4	9.6
Inmueble, maquinaria y equipo, neto	228,917	226,504	218,506	1.1	4.8
Inversiones	107,114	105,151	120,445	1.9	-11.1
Otros activos no corrientes	4,290	5,084	21,963	-15.6	-80.5
Activo no Corriente	369,183	364,332	378,942	1.3	-2.6
Total Activo	735,753	708,975	738,374	3.8	-0.4
Deuda de corto plazo	205,394	204,705	254,453	0.3	-19.3
Otros pasivos corrientes	35,032	33,304	26,976	5.2	29.9
Pasivo corriente	**240,426**	**238,009**	**281,429**	1.0	-14.6
Deuda de largo plazo	234,958	214,806	209,642	9.4	12.1
Total Pasivo	**475,384**	**452,815**	**491,071**	5.0	-3.2
Ganancias diferidas	**4,935**	5,898	5,630	-16.3	-12.3
Impuesto a la renta diferido					
Patrimonio	**255,434**	**250,262**	**241,672**	2.1	5.7
Total Pasivo y Patrimonio	**735,753**	**708,975**	**738,374**	3.8	-0.4
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	22,574	15,041	33,280		
UAIDA	**77,049**	**51,946**	**100,066**		
Ratios Financieros					
Ratio corriente	1.52	1.45	1.28		
Apalancamiento Financiero	1.72	1.68	1.92		
Valor contable por acción	1.25	1.55	1.49		

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	4,205	2,500	425	1,280
Papeles Comerciales	2,951	2,951		
Proveedores:				
Caterpillar	46,819	46,112	559	148
Otros	3,595	2,205	962	428
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	38,724	-	3,121	35,603
Total	126,294	53,768	5,067	67,459

ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1010	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

FERREYROS S.A.A.
Balance General
Al 30 de Setiembre del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Activo	Notas	Al 30 de Setiembre 2003	Al 31 de Diciembre 2002
Activo Corriente			
Caja y Bancos	0	31,376	27,118
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	30,957	45,999
Cuentas por Cobrar a Vinculadas	0	12,966	12,051
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	88,613	38,654
Existencias (neto de provisión acumulada)	2	197,595	232,720
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	5,063	3,239
Total Activo Corriente		**366,570**	**369,781**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	28,862	18,045
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	107,114	120,572
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	228,917	218,735
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	206	18,053
Impuesto a la Renta y Participaciones Diferidos Activo	0	4,084	3,904
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**369,183**	**379,309**
TOTAL ACTIVO		735,753	739,090

Pasivo y Patrimonio	Notas	Al 30 de Setiembre 2003	Al 31 de Diciembre 2002
Pasivo Corriente			
Sobregiros Bancarios	0	473	654
Préstamos Bancarios	0	18,986	18,511
Cuentas por Pagar Comerciales	0	168,286	197,616
Cuentas por Pagar a Vinculadas	0	2,380	0
Otras Cuentas por Pagar	0	32,652	26,981
Parte Corriente de las Deudas a Largo Plazo	0	17,649	37,940
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**240,426**	**281,702**
Pasivo No Corriente			
Deudas a largo plazo	0	234,958	209,846
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	4,935	5,635
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**239,893**	**215,481**
Total Pasivo		**480,319**	**497,183**
Contingencias	5		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	0	227,755	182,873
Capital adicional	0	0	41,029
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,314	11,651
Reservas Legales	0	1,321	250
Otras Reservas	0	0	0
Resultados Acumulados	0	16,044	6,104
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**255,434**	**241,907**
TOTAL PASIVO Y PATRIMONIO NETO		735,753	739,090

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2003	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2002	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	6	159,085	142,063	515,599	437,943
Otros Ingresos Operacionales	0	873	3,442	3,218	11,255
Total de Ingresos Brutos		**159,958**	**145,505**	**518,817**	**449,198**
Costo de Ventas (Operacionales)	6	-119,458	-99,680	-396,049	-321,097
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-119,458	-99,680	-396,049	-321,097
Utilidad Bruta		**40,500**	**45,825**	**122,768**	**128,101**
Gastos Operacionales					
Gastos de Ventas	0	-14,555	-16,364	-46,992	-47,838
Gastos de Administración	0	-13,879	-10,472	-40,216	-39,186
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**12,066**	**18,989**	**35,560**	**41,077**
Otros Ingresos (gastos)					
Ingresos Financieros	0	3,870	5,339	10,348	16,008
Gastos Financieros	0	-7,859	-11,236	-23,429	-33,687
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,153	485	5,005	7,459
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	371	3,562	1,711
Otros Gastos	0	-519	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	380	-9,073	6,551	-16,546
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**10,091**	**4,875**	**37,597**	**16,022**
Participación de los trabajadores corrientes y diferidos	0	-840	-383	-2,983	-760
Impuesto a la Renta corriente y diferido	0	-2,838	-1,292	-10,068	-2,565
Resultado antes de Gastos Extraordinarios		**6,413**	**3,200**	**24,546**	**12,697**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-1,473	-2,616	-8,529	-4,208
Resultado antes de Interes Minoritario		**4,940**	**584**	**16,017**	**8,489**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**4,940**	**584**	**16,017**	**8,489**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**4,940**	**584**	**16,017**	**8,489**
Utilidad (pérdida) básica por acción común	6	0.024000	0.004000	0.087000	0.052000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19815

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 30 de Setiembre de 2003	Del 1 de Enero de 2002 al 30 de Setiembre de 2002
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	484,991	470,349
Honorarios y comisiones	0	3,105	10,128
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	8,316	7,186
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-415,548	-203,749
Remuneraciones y beneficios sociales	0	-56,171	-49,182
Tributos	0	-5,376	-2,650
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-5,332	-14,939
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**13,985**	**217,143**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	17,108	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	1,345	2,933
Venta de activos intangibles	0	17,202	0
Intereses y rendimientos	0	0	0
Dividendos	0	14	3,269
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	-22
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-4,860	-4,153
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**30,809**	**2,027**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	97
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	130,691	274,372
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-180	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-125,395	-438,153
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-25,447	-31,332
Dividendos	0	-2,492	-20
Otros pagos de efectivo relativos a la actividad.	0	-24,264	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-47,087**	**-195,036**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-2,293**	**24,134**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	27,118	20,505
Resultado por Exposición a la Inflación	0	6,551	-16,546
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**31,376**	**28,093**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 30 de Setiembre de 2003	Del 1 de Enero de 2002 al 30 de Setiembre de 2002
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	16,017	8,489
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	8,439	8,190
Provisión por desvalorización de existencias	0	12,056	2,994
Provisión por fluctuación del valor de los valores e inversiones	0	128	0
Depreciación del ejercicio	0	22,028	24,102
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	547	1,541
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	1,534	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	2,400
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	23,631	33,685
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-315	-334
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-6,551	16,546
Impuesto a la renta y participación de los trabajadores diferidos	0	-382	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-5,005	-7,459
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-15,735	-4,628
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-21,230	21,377
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-1,167	-5,528
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	13,369	32,001
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-2,962	-2,273
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-26,950	76,512
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-3,467	9,528
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		13,985	217,143

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2002	178,052	45,850	0	0	11,651	250	0	-4,607	0	231,196
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	4,821	-4,821	0	0	0	0	0	0	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	8,489	0	8,489
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Setiembre de 2002	**182,873**	**41,029**	**0**	**0**	**11,651**	**250**	**0**	**3,882**	**0**	**239,685**
Saldos al 1ero. de enero de 2003	182,873	41,029	0	0	11,651	250	0	6,104	0	**241,907**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,490	0	-2,490
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	44,882	-41,029	0	0	-1,337	0	0	-2,516	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,017	0	16,017
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,071	0	-1,071	0	0
Saldos al 30 de Setiembre de 2003	**227,755**	**0**	**0**	**0**	**10,314**	**1,321**	**0**	**16,044**	**0**	**255,434**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	205000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	62398
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	9695
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	473
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	480
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	137349
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	28239
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 30 DE SETIEMBRE DEL 2003.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2002.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de setiembre del 2003, ha sido 1.0%.

2) REDUCCION DEL VALOR DE LAS EXISTENCIAS A SU VALOR NETO REALIZABLE

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	S/.000
Saldo inicial	14,046
Adiciones del periodo	11,868
Aplicaciones por ventas	-12,073
Castigos	-4,146
Saldo final	9,695

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18818

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
			(miles de nuevos soles)			
Costo:						
Terrenos	48,314	80	-1,489			46,905
Edifcios y otras construciones	68,857	387	-28	565		69,781
Instalaciones	9,132	47				9,179
Maquinaria y Equipo	92,112	2,640	-2,091	2,554	-53	95,162
Maquinaria y Equipo - *flota de alquiler*	88,271	23,379		-4,227	29	107,452
Unidades de Transporte	5,020	91	-271	-215		4,625
Unidades de Transporte- flota de alquiler	8,408			-352		8,056
Muebles y enseres	21,803	1,615		-44		23,374
Trabajo en Curso	2,296			-564		1,732
	344,213	28,239	-3,879	-2,283	-24	366,266
Depreciación acumulada :						
Edifcios y otras construciones	15,706	1,704				17,410
Instalaciones	5,354	619				5,973
Maquinaria y Equipo	51,973	9,906	-1,330	-958	4	59,595
Maquinaria y Equipo - flota de alquiler	28,707	7,583		-6,930	-103	29,257
Unidades de Transporte	4,434	385	-512	-270		4,037
Unidades de Transporte- flota de alquiler	2,340	509		-51		2,798
Muebles y enseres	16,963	1,322		-6		18,279
	125,477	22,028	-1,842	-8,215	-99	137,349
Costo neto	218,736					228,917

4) DEUDA POR TITULOS EMITIDOS

Durante el período del 2003 la Compañía emitió y colocó a través de la Bolsa de Valores de Lima, instrumentos financieros denominados papeles comerciales. Asimismo, se emitieron y colocaron bonos corporativos. Al 30 de setiembre las obligaciones por estos conceptos son las siguientes:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Concepto	Fecha emisión	Fecha redención	Importe pendiente de pago	Precio de colocación
			U.S.$ 000	%
Papeles comerciales:				
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B	16/01/2003	11/01/2004	3,000	96.3125 (a)
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A	29/08/2002	29/08/2005	15,000	A la par
Cuarta emisión de Bonos Ferreyros-serie B	07/04/2003	07/04/2006	10,000	A la par
Cuarta emisión de Bonos Ferreyros-serie C	25/07/2003	25/07/2006	5,000	A la par
			30,000	
Total			33,000	

(a) Bajo la par.

5) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2003, la Compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del 2001 la Compañía presentó un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero del 2003 el Tribunal Fiscal resolvió declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la SUNAT del ejercicio 2000:

-En el mes de febrero del 2003 la Compañía recibió una Resolución de Multa por S/.1.7 millones, que incluía intereses de S/.0.5 millón,

Ferreyros s.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

por supuesto tributo omitido en el pago de regularización del Impuesto a la Renta del ejercicio 2000. La Compañía ha presentado en contra de dicha resolución un recurso de apelación al Tribunal Fiscal.

- En el mes de abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas por S/.2.0 millones y S/.1.0 millón, respectivamente, incluidos multa e intereses, sobre las cuales la Compañía presentó en el mes de mayo un recurso de reclamación ante la Administración Tributaria.

Por otra parte, al 30 de setiembre del 2003 la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía.

Por otro lado, la compañía tiene los siguientes compromisos

a) Avales por US$ 1.0 millones y US$ 5.2 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 4.5 millones, que garantizan transacciones diversas.

6) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el :		Períodos terminados el :	
	30-09-03	30-09-02	30-09-03	30-09-02
Utilidad neta S/.	4,940,000	584,000	16,017,000	8,489,000
Promedio ponderado de acciones comunes en circulación	205,000,000	161,850,384	183,425,192	161,850,384
Utilidad básica por acción S/.	0.024	0.004	0.087	0.052

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18616

de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

7) VENTAS NETAS Y UTILIDAD EN VENTAS

Comprende lo siguiente:

	Trimestres terminados el :		Períodos terminados el :	
	30-09-03	30-09-02	30-09-03	30-09-02
	(en miles de nuevos soles)			
Ventas netas:				
- Terceros	157,383	140,584	511,795	431,081
- Subsidiarias y afiliadas	1,702	1,479	3,804	6,862
	159,085	142,063	515,599	437,943
Utilidad en ventas				
-Terceros	39,550	42,192	119,341	116,312
- Subsidiarias y afiliadas	77	191	209	534
	39,627	42,383	119,550	116,846

8) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

	Períodos terminados el :	
	30-09-03	30-09-02
	(miles de nuevos soles)	
Venta de bienes :		
Orvisa S.A.	678	2,116
Unimaq S.A.	1,094	2,140
Motorindustria S.A.	613	334
Venta de servicios :		
Motorindustria S.A.	650	577
Orvisa S.A.	235	134
Unimaq S.A.	260	329
Depositos Efe S.A.	217	162
Compra de bienes :		
Unimaq S.A.	680	1,669
Fiansa S.A.	829	589
Orvisa S.A.	868	227
Compra de servicios :		
Motorindustria S.A.	13,716	11,755
Depositos Efe S.A.	468	444

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915